

Mail Stop 3233

March 30, 2017

<u>Via E-Mail</u>
Ms. Angela L. Kleiman
Chief Financial Officer
Essex Property Trust, Inc.
1100 Park Place, Suite 200
San Mateo, California 94403

> **Re:** **Essex Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed on February 24, 2017**
> **File No. 001-13106**
>
> **Form 8-K**
> **Filed on February 2, 2017**
> **File No. 001-13106**
>
> **Essex Portfolio, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed on February 24, 2017**
> **File No. 333-44467**
>
> **Form 8-K**
> **Filed on February 2, 2017**
> **File No. 333-44467**

Dear Ms. Kleiman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K file on February 24, 2017</u>

<u>Notes to consolidate financial statements, page F-20</u>

Ms. Angela L. Kleiman
Essex Property Trust, Inc.
March 30, 2017
Page 2

<u>(3) Real estate investments, page F-30</u>

<u>(d) Co-investments, page F-31</u>

1. We note your formation and capitalization of BEX II, LLC, the subsequent sale of a 49.9% membership interest and the application of equity accounting to your investment. Please tell us how you determined it was unnecessary to continue to consolidate BEX II after the sale of the 49.9% interest. Within your response, please reference the authoritative accounting literature management relied upon.

<u>Form 8-K filed on February 2, 2017</u>

<u>Exhibit 99.2</u>

<u>Assumptions for 2017 FFO Guidance Range, page S-14</u>

2. We note you provide certain non-GAAP guidance. In future filings, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Question 102.10 of the C&DIs on Non-GAAP financial measures and Item 10(e)(1)(i)(B) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Peter McPhun at 202-551-3581 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant